Supplement to Prospectus Dated May 1, 1998
                       Supplement dated November 16, 1998

This Supplement should be retained with the current Prospectus for your variable annuity contract issued by American Skandia Life Assurance Corporation ("American Skandia"). If you do not have a current prospectus, please contact American Skandia at 1-800-SKANDIA.

                   A. REDUCTION OF THE MINIMUM INITIAL PAYMENT

Application and Initial Payment
The section of the Prospectus entitled "Application and Initial Payment" is amended as follows:

The minimum initial Purchase Payment we accept is decreased from $25,000 to $15,000.

Skandia's Systematic Investment Plan ("bank drafting")
The section of the Prospectus entitled "Skandia's Systematic Investment Plan ("bank drafting") is amended as follows:

You may make Purchase Payments to your Annuity using bank drafting, but only for allocations to variable investment options. However, you must pay at least one prior Purchase Payment by check or wire transfer. We will accept an initial Purchase Payment lower than our standard minimum Purchase Payment requirement of $15,000 if you also furnish bank drafting instructions that provide amounts that will meet a $15,000 minimum Purchase Payment requirement to be paid within 12 months. We reserve the right to suspend or cancel bank drafting privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

           B. SALE OF CONTRACTS TO RESIDENTS OF THE STATE OF NEW YORK

Some of the provisions of the Annuity are different for contracts offered to residents of the State of New York. These provisions are as follows:

DEFINITIONS

MVA: For New York contracts, you may transfer or withdraw all or part of the Account Value from a Fixed Allocation during the 30 days prior to the Maturity Date of such Fixed Allocation without application of a market value adjustment.

INVESTMENT OPTIONS

Fixed Investment Options: The State of New York does not allow a Guarantee Period to exceed ten years in duration. For New York contracts, the interest rate we credit to the Fixed Allocation is subject to a minimum of 3%.

CHARGES ASSESSED OR ASSESSABLE AGAINST THE ANNUITY

Tax Charges: For New York contracts a charge for taxes may also be assessed against the Sub-accounts and/or the Fixed Allocations.

PURCHASING ANNUITIES

Ownership, Annuitant and Beneficiary Designations: For contracts issued in the State of New York, the designation of contingent Owner is not allowed.

Right to Return the Annuity: For New York contracts the "free-look" period is within 21 days of receipt of the Annuity and within 10 days of receipt for IRAs. The amount to be refunded for New York contracts is the Account Value in the Sub-accounts plus the Interim Value of the Fixed Allocations and for IRAs the amount to be refunded is the greater of Premium or Account Value.

ACCOUNT VALUE AND SURRENDER VALUE

Account Value of the Fixed Allocations: For annuities issued in New York, we apply certain formulas to determine "I" and "J" when we do not offer Guarantee Periods with a duration equal to the remaining period. These formulas are as follows:

(a) If we offer Guarantee Periods to your class of Annuities with durations that are both shorter and longer than the remaining period, we interpolate a rate for "J" between our then current interest rates for Guarantee Periods with the next shortest and next longest durations then available for new Fixed Allocations for your class of Annuities.

(b) If we no longer offer Guarantee Periods to your class of Annuities with durations that are both longer and shorter than the remaining period, we determine rates for "J" and, for purposes of determining the MVA only, for "I" based on the
                  Moody's Corporate Bond Yield Average - Monthly average Corporates (the "Average"), as published by Moody's Investor Services, Inc., its successor, or an equivalent service should such Average no longer be published by Moody's. For determining I, we will use the Average published on or immediately prior to the start of the applicable Guarantee Period.

RIGHTS, BENEFITS AND SERVICES

Changing Revocable Designations: Unless you indicated that a prior choice was irrevocable or your Annuity has been endorsed to limit certain changes, you may request to change Owner, Annuitant and Beneficiary designations by sending a request In Writing. Where allowed by law, such changes will be subject to our acceptance. For New York contracts, some of the changes we will not accept include, but are not limited to: (a) a new Owner subsequent to the death of the Owner or the first of any joint Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death and (b) a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity.

Allocation Rules: For New York contracts the minimum amount allowed in an investment option is $500.

The following services which we may offer are not available for New York contracts: (1) authorization of an independent third party to transact transfers on your behalf and (2) market timing program.

Transfers: Your transfer request must be In Writing. For New York contracts, a specific authorization form MUST be completed which authorizes us to accept transfers via phone or through means such as electronic mail.

Renewals: For New York contracts we will notify you of the Guarantee Periods available as of the date of such notice, at least 45 days and not more than 60 days prior to the Maturity Date. No MVA applies to any amounts allocated to a particular Fixed Allocation if you withdraw all or part of the Account Value in such Fixed Allocation within 30 days of maturity. If you are age 55 or older you may invest in a Fixed Allocation with a Guarantee Period of less than five years.

Minimum Distributions: For New York contracts the Minimum Distribution provision is only available for annuities issued under Section 403(b) of the IRS Code or for IRA's where Minimum Distributions are required. Minimum Distributions are not available for any other contracts.

Death Benefit: For New York contracts paragraphs (2) and (3)(b) are amended as follows: If that person's death occurs after the earlier of the decedent's age 90 or the tenth Annuity Year, the death benefit is your Account Value in the Sub-accounts plus the Interim Value of any Fixed Allocation.

Annuity Payments: The Annuity Date must be the first or the fifteenth day of a calendar month. However, for New York contracts, if the contract's accumulated value, at the time of annuitization, is less than $2,000, or would provide an income, the initial amount of which is less than $20 per month, in lieu of commencing the annuity payments, we reserve the right to cancel the annuity and pay you the total of the Account Value in any Sub-account plus the Interim Value of any Fixed Allocation.

For New York contracts the Annuity Date may not exceed the first day of the calendar month following the Annuitant's 90th birthday.

OTHER MATTERS

Deferral of Transactions: For New York contracts we may defer any distribution or transfer from a Fixed Allocation or an annuity payout for a period not to exceed 6 months. If we defer a distribution or transfer from any Fixed Allocation or any fixed annuity payout for more than ten days, we pay interest using our then current crediting rate for this purpose, which is not less than 3% per year on the amount deferred.

Modification: In addition to obtaining prior approval from the insurance department of our state of domicile before making such a substitution, deletion or addition, we will also obtain prior approval from the Superintendent of Insurance for New York.

Misstatement of Age or Sex: For New York contracts the following provision (c) is added:
(c) as to any annuity payments, we shall credit or charge interest using our then current crediting rate for this purpose, which is not greater than 6% interest per year, calculated from the date of any underpayment or overpayment to the date actual payment is made.


ASL (11/98)